
07005726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 5 2007
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry Street, Suite 1108
(No. and Street)

Denver	CO	80246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Falkenberg — 303-320-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

600 S. Cherry St., #815	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Falkenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkenberg Capital Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



M C RAYMOND
NOTARY
PUBLIC
STATE OF COLORADO
COMMISSION EXPIRES 7-31-2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2006 and 2005
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S corporation) as of December 31, 2006 and 2005, and the related statements of operations, retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Falkenberg Capital Corporation at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.
HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 20, 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2006	DECEMBER 31, 2005
CURRENT LIABILITIES:		
Accounts payable	$ 14,104	$ 1,810
Accrued expenses	9,576	10,080
Total Current Liabilities	23,680	11,890
COMMITMENT (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Retained earnings	574,375	980,366
	575,625	981,616
	$ 599,305	$ 993,506

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,	
	2006	2005
REVENUES:		
Advisory services	$ 1,828,171	$ 3,212,784
Interest income	9,240	2,122
	1,837,411	3,214,906
OPERATING EXPENSES:		
Salaries and commissions	801,041	1,577,583
Legal and professional fees	230,148	17,576
Travel and entertainment	94,708	96,265
Payroll taxes	42,827	57,327
Depreciation and amortization	38,770	16,655
Office rent	37,613	66,775
Miscellaneous	21,402	19,435
Insurance	21,461	31,938
Office expense	18,595	14,659
Advertising	18,553	17,822
Telephone	17,564	13,736
Dues and subscriptions	16,415	13,495
Computer expense	14,204	3,732
Conventions and seminars	10,178	7,676
Regulatory fees	9,923	10,940
	1,393,402	1,965,614
NET INCOME	$ 444,009	$ 1,249,292

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2006 AND 2005

Balance at January 1, 2005	$	381,074
Net income		1,249,292
Dividend distributions		(650,000)
Balance at December 31, 2005		980,366
Net income		444,009
Dividend distributions		(850,000)
Balance at December 31, 2006	$	574,375

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 444,009	$ 1,249,292
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization	38,770	16,655
Gain from sale of property and equipment	(160)	-
Increase (decrease) in cash resulting from change in:		
Due from officer	116	(21,954)
Other current assets	(2,161)	442
Accounts payable	12,294	(965)
Accrued expenses	(504)	(7,585)
NET CASH PROVIDED BY OPERATING ACTIVITIES	492,364	1,235,885
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(38,770)	(15,179)
Proceeds from sale of property and equipment	1,238	-
NET CASH USED FOR INVESTING ACTIVITIES	(37,532)	(15,179)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distributions	(850,000)	(650,000)
NET CASH USED FOR FINANCING ACTIVITIES	(850,000)	(650,000)
NET INCREASE (DECREASE) IN CASH	(395,168)	570,706
CASH AT BEGINNING OF YEAR	951,075	380,369
CASH AT END OF YEAR	$ 555,907	$ 951,075

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2006 presentation.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 89% of total revenue from five clients in 2006 and 77% of total revenue from three clients in 2005.

3. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2006, the Company's net capital was $532,077.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

4. Commitment

Lease Commitment

The Company incurred rental expense of $37,613 in 2006 and $66,775 in 2005 under a non-cancelable operating lease agreement for office space. Future minimum lease payments under this lease through April 2011 are:

2007	$ 46,025
2008	47,383
2009	48,741
2010	50,147
2011	16,872
	$ 209,168

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2006

STOCKHOLDER'S EQUITY	$ 575,626
DEDUCTIONS:	
Non-allowable assets	(43,549)
NET CAPITAL	$ 532,077
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 23,680
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.045:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 20, 2007

To The Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

END